UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For May 13, 2005

PRIMEWEST ENERGY TRUST

(Exact Name of Registrant as Specified in Its Charter)

Suite 5100, 150 Sixth Avenue S.W., Calgary, Alberta, Canada T2P 3Y7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

1.

Results of Annual General and Special Meeting of Unitholders of PrimeWest Energy Trust held on May 5, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEWEST ENERGY TRUST

By:     __"Original Signed"_______

Name:

Donald A. Garner

Title:        President and Chief Executive Officer

Date: May 13, 2005

EXHIBIT A ATTACHED

BY EDGAR	May 13, 2005

TO:

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RE:

PRIMEWEST ENERGY TRUST (THE "TRUST") -
RESULTS OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS HELD ON MAY 5, 2005

Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, please be advised that in connection with the Annual General and Special Meeting of Unitholders of the Trust held on May 5, 2005, the following matters were considered and approved in the manner set forth below:

1.

A Resolution directing the Trustee of the Trust, Computershare Trust Company of Canada, to cause the election of the nominees of the Trust specified in the Management Proxy Circular of the Trust dated March 17, 2005 (the "Circular") as Directors of PrimeWest Energy Inc. ("PrimeWest") to serve until the next annual meeting of Unitholders subsequent to the meeting, or until their successors are duly elected or appointed.

Total
Votes for	51,824,913
Votes against	278,114
Total Votes Cast	52,103,027
Percentage of Votes in Favour of Resolution	99.47%
Percentage of Votes Against Resolution	0.53%

2.

A Resolution appointing PricewaterhouseCoopers LLP as the auditor of the Trust and PrimeWest, to hold office until the next annual meeting of Unitholders subsequent to the meeting, with remuneration to be determined by PrimeWest and approved by the Board of Directors.

Total
Votes for	51,914,406
Votes against	177,456
Total Votes Cast
Percentage of Votes in Favour of Resolution	99.66%
Percentage of Votes Against Resolution	0.34%

3.

A Resolution, the text of which is set forth in Schedule A to the Circular, ratifying, confirming and approving the amendment of the Unitholders Rights Plan Agreement dated as of March 31, 1999, as amended and restated as of April 5, 2002, to provide that Unitholder approval must be sought for the continuance of the Rights Plan at every annual meeting of Unitholders subsequent to the meeting, and ratifying, confirming and approving the continuation of the Rights Plan for a further initial term of one year.

Total
Votes for	14,871,367
Votes against	955,394
Total Votes Cast
Percentage of Votes in Favour of Resolution	93.96%
Percentage of Votes Against Resolution	6.04%

4.

A Special Resolution, the text of which is set forth in Schedule A to the Circular, ratifying, confirming and approving the amendment of the Amended and Restated PrimeWest Royalty Agreement made as of October 16, 1996 and amended and restated as of November 6, 2002, to expand the scope of Permitted Investments for the Reserves established under such Royalty Agreement.

Total
Votes for	15,267,897
Votes against	604,057
Total Votes Cast
Percentage of Votes in Favour of Resolution	96.19%
Percentage of Votes Against Resolution	3.81%

5.

A Resolution reappointing Computershare Trust Company of Canada as Trustee of the Trust to hold office until the conclusion of the third annual meeting of Unitholders subsequent to the meeting, unless earlier removed and a successor appointed, at a remuneration to be determined by PrimeWest and approved by the Board of Directors.

Total
Votes for	51,804,886
Votes against	299,556
Total Votes Cast
Percentage of Votes in Favour of Resolution	99.43%
Percentage of Votes Against Resolution	0.57%

PRIMEWEST ENERGY TRUST

BY: PRIMEWEST ENERGY INC.